

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2013

Via E-mail

Kim D. Blickenstaff
President and Chief Executive Officer
Tandem Diabetes Care, Inc.
11045 Roselle Street
San Diego, CA 92121

> **Re: Tandem Diabetes Care, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2013**
> **File No. 333-191601**

Dear Mr. Blickenstaff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Artwork

1.   We refer to prior comment 1 and your revisions on the second page of graphics. We note that the text above the display monitor explains to investors that the center graphic is your "t:slim Insulin Pump." Accordingly, the icons and accompanying text do not appear necessary to explain your visuals. Additionally, it is not appropriate to highlight "key product features" in your artwork without balancing the presentation to highlight key product limitations and/or competitive disadvantages. Please revise your graphics accordingly.

The Market, page 2

2.   We note your response to prior comment 10; however, the report does not clarify how the 5% estimate was calculated or whether any assumptions were necessary to derive the figure. Please provide us with this information. To the extent assumptions were used, please revise your disclosure where you cite the figure to provide the necessary context.

For instance, if the estimate does not reflect any patients who return to injections or otherwise stop using a pump, revise to so state.

Sales and Marketing, page 76

3.   We note your revised disclosure identifying your 10% customers and refer to Schedule 7.14 to Exhibit 10.2, which indicates that you have distribution agreements with both 10% customers. Please file these agreements as material contracts or explain why you believe they are not material.

Manufacturing and Quality Assurance, page 79

4.   With a view to disclosure concerning your manufacturing, please tell us about the nature of the OEM Agreement and the Manufacturing Agreement which are referenced in items 6 and 33 in Schedule 7.14 to Exhibit 10.2.

Intellectual Property, page 81

5.   We note your response to prior comment 33. Given the size of the license fee payment relative to your revenues and your operating and net losses, it is not clear how you determined that the agreement is not required to be disclosed and filed as an exhibit to your registration statement. Please revise to disclose the identity of the unnamed party and file the agreement.

Market Comparisons, page 99

6.   We note your response to prior comment 36; however, to the extent that you benchmark total compensation to that of the companies contained in the surveys you or your consultants used, please revise your disclosure to identify the surveys used and their components, including component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via email): Ryan C. Wilkins, Esq. – Stradling Yocca Carlson & Rauth, P.C.